

SEC 08031173 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53396

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salt Creek Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

213 Park Avenue, 2nd Floor
(No. and Street)

Laguna Beach, (City) California (State) 92651 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris E. Menrad 949-376-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) **Los Angeles,** (City) **CA** (State) **90027-1442** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California)
) ss.
County of Orange)

On March 19, 2008 before me, J. St. James, Notary Public,
Date — Name and Title of Officer (e.g. "Jane Doe, Notary Public")

personally appeared CHRIS MENRAD,
Name(s) of Signer(s)

~~☐ Personally known to me~~
☒ Proved to me on the basis of satisfactory evidence

to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument ~~and acknowledged~~ to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/her/their signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.


J. ST. JAMES
COMM. # 1646642
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. MAR. 17, 2010

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.
WITNESS my hand and official seal.

J. St. James
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ANNUAL AUDITED ACCOUNT

Document Date: 3/19/08 Number of Pages: 1

Signer(s) Other Than Named Above: NONE

Capacity(ies) Claimed by Signer

Signer's Name CHRIS MENRAD

_____ Individual
X Corporate Officer- Title(s): _____
_____ Partner: _____ Limited _____ General
_____ Attorney-in-Fact
_____ Trustee
_____ Guardian or Conservator
_____ Other: _____

Signer is Representing: HIMSELF

Right thumbprint of signer
Top of thumb here



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

SALT CREEK SECURITIES, LLC

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2007

CONTENTS

PART I

Report of Independent Auditor 1
Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Members' Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6 - 8

SUPPLEMENTAL SCHEDULES

Computation of Net Capital Pursuant to Rule 15c3-1 9

Operating Expenses 10

PART II

Statement of Internal Control 11 - 12

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Salt Creek Securities, LLC
Laguna Beach, California

I have audited the accompanying statement of financial condition of Salt Creek Securities, LLC as of December 31, 2007 and related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Salt Creek Securities, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Salt Creek Securities, LLC as of December 31, 2007 and the results of its operations, members' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on pages 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Page 9 includes supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Elizabeth Tractenberg, CPA
Los Angeles, California
March 27, 2008

SALT CREEK SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and equivalent	$	38,416
Clearing broker deposit		101,247
Commissions receivable		120,813
Other receivable - non allowable		5,000
Property and Equipment, at cost, net of accumulated depreciation of $13,909		5,607
TOTAL ASSETS	$	271,083

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accrued expenses	$	88,324
Income taxes payable		3,300
TOTAL LIABILITIES		91,624
MEMBERS' EQUITY		179,459
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	271,083

See accompanying notes to financial statements

SALT CREEK SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2007

REVENUES	
Commissions	$ 797,661
Other income	41,689
TOTAL REVENUES	839,350
TOTAL OPERATING EXPENSES (page 10)	699,069
INCOME BEFORE TAX PROVISION	140,281
INCOME TAX PROVISION	3,300
NET INCOME	$ 136,981

See accompanying notes to financial statements

SALT CREEK SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR YEAR ENDED DECEMBER 31, 2007

	Paid-In Capital		Retained Earnings (Deficit)		Total
Balance, December 31, 2006	$ 230,201	$	(43,875)	$	186,326
Net Income			136,981		136,981
Distribution of capital			(143,848)		(143,848)
Balance, December 31, 2007	$ 230,201	$	(50,742)	$	179,459

See accompanying notes to financial statements

SALT CREEK SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:		
Net income	$	136,981
Depreciation and amortization		2,490
Changes in operating assets and liabilities:		
Clearing broker deposit		60,236
Commissions receivable		(77,021)
Other receivable		(5,000)
Accrued expenses		40,088
Taxes payable		(2,700)
Net cash provided by operating activities		155,074
Cash Flows for Acquisition Activities:		0
Cash Flows for Investing Activities:		
Capital distribution		(143,848)
Net increase in cash		11,226
Cash - beginning of the year		27,190
Cash - December 31, 2007	$	38,416
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	6,000

See accompanying notes to financial statements

SALT CREEK SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency (FINRA). The Company is a California limited liability company with offices in Laguna Beach, California and New York City, New York.

The Company was organized in May 2001 and began to conduct business as an introducing broker-dealer in March 2002. The Company is engaged in a single line of business as a securities broker-dealer serving mostly institutional clients. See Note 3 "Concentrations of Credit Risks."

Cash and Cash Equivalents
For financial statements purposes, the Company considers money market accounts as cash equivalents.

Securities Transactions
Securities transactions are executed and settled by an independent securities clearing company. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Commissions are collected by the independent clearing company and credited to the Company, after deducting clearing charges and advances on a monthly basis.

Furniture and Equipment
Furniture and equipment are carried at cost. Depreciation of furniture and equipment is provided using the straight line method for financial reporting purposes at rates based on the estimated useful lives of five years.

Income Taxes
The Company is treated as a partnership for federal income tax purposes. Consequently, Federal income taxes are not payable by or provided by the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated between the two members in accordance with the operating agreement of the Company.

The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The accompanying financial statements include an $800 minimum tax plus a $2,500 fee.

SALT CREEK SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 2 – FURNITURE AND EQUIPMENT

As of December 31, 2007, furniture and equipment consists of the following:

Equipment	$19,516
Less: accumulated depreciation:	13,909
	$ 5,607

For the year ended December 31, 2007, depreciation expense was $2,490.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company is engaged in brokerage activities for individual and institutional clients. The institutional clients are referred by one trader and are the majority of fees earned by the Company. In the event the relationship between the referring trader and the Company is impaired the Company may be exposed to significant risk. See Note 6 "Concentration of Revenue".

NOTE 4 – COMMITMENTS

The Company leases its office space on a short term basis.

NOTE 5 – EMPLOYEE BENEFIT PLAN

The Company maintains a qualified deferred compensation plan under section 401(k) of the Internal Revenue Code. All employees are eligible to participate in the 401(k) plan from the date of employment. The Company's contribution to the plan is at the discretion of management. No Company contributions were made to the plan during the year ending December 31, 2007.

NOTE 6 – CONCENTRATION OF REVENUE

The Company receives 100% of its revenue from one source. See Note 3 "Concentration of Credit Risk".

NOTE 7 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such provisions. See Page 9.

NOTE 8 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 9 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

NOTE 10 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k) (2) (ii) exemptive provision.

SALT CREEK SECURITIES, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	179,459
Nonallowable assets:		
Property and Equipment, at cost, net of accumulated depreciation of $13,909		(5,607)
Other receivable - non allowable		(5,000)
NET CAPITAL	$	168,852
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	6,111
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	163,852
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	159,690
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	91,624
Aggregate indebtedness to net capital		0.54

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	140,194
VARIANCE -		
Decrease in allowable assets		(8,155)
Decrease in liabilities		36,813
NET CAPITAL PER AUDITED REPORT	$	168,852

See accompanying notes to financial statements

SALT CREEK SECURITIES, LLC
SCHEDULE OF OPERATING EXPENSES
FOR YEAR ENDED DECEMBER 31, 2007

OPERATING EXPENSES	
Commissions expenses	$ 225,583
Consulting	44,728
Data services	46,135
Depreciation	2,490
Execution fees	66,781
Insurance	8,701
Pension plan - 401k	15,500
Regulatory fees	1,540
Rent	10,356
Repairs	918
Salaries and payroll taxes	254,513
Telephone	4,986
Travel and entertainment	4,978
All other expenses	11,860
TOTAL OPERATING EXPENSES	$ 699,069

See accompanying notes to financial statements

PART II

SALT CREEK SECURITIES, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Members
Salt Creek Securities, LLC
Los Angeles, California

In planning and performing my audit of the financial statements and supplemental schedules of Salt Creek Securities, LLC (the Company) for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members
Salt Creek Securities, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above except that accrued expenses are not consistently recorded on the books.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.



Elizabeth Tractenberg, CPA
Los Angeles, California
March 27, 2008

END